November 3, 2005

Ms. April Sifford

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Re:	Ryerson Tull, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 22, 2005
File No. 001-09117

Dear Ms. Sifford:

This letter responds to the Staff’s comment letter dated October 20, 2005 (the “Staff’s Letter”) addressed to Mr. Jay M. Gratz, Executive Vice President and Chief Financial Officer of Ryerson Tull, Inc. (the “Company”), relating to the above-referenced filing. Our responses to the Staff’s comments are set forth below. Numbered responses below correspond to the numbering of the comments in the Staff’s Letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Five Year Summary of Selected Financial Data and Operating Results – Continuing Operations, page 19

1.	We note your disclosure of “inventory – current value” and “inventory turnover – current value basis” and the related footnote eight to the table presented on page 19. Please amend your filing to include the disclosures required by Item 10 of Regulation S-K.

Response

In future filings, in Item 6, Selected Financial Data, we will augment footnote 8 to include disclosure pursuant to the requirements of Item 10 of Regulation S-K:

Inventory – current value is defined as the sum of inventory plus LIFO reserve. Inventory turnover – current value basis is defined as cost of materials sold divided by the average monthly inventory – current value. These measures are not recognized financial measures under generally accepted accounting principles in the United States and, therefore, should not be considered in isolation or as an alternative to other financial statement data presented in the consolidated financial statements. Inventory – current value and inventory turnover – current value basis as presented in this report may not be comparable to similarly titled measures by other companies.

Reconciliation of Inventories to Inventory - current value

	(Dollars in millions) At December 31,
	2004	2003	2002	2001	2000
Inventories at stated LIFO value	$601.0	$437.6	$453.6	$399.5	$567.8
Excess of replacement cost over stated LIFO value	335.2	61.2	39.1	9.7	41.1

Inventory - current value	$936.2	$498.8	$492.7	$409.2	$608.9

Calculation of Inventory turnover - current value basis:
	(Dollars in millions)
	2004	2003	2002	2001	2000
Cost of materials sold	$2,738.5	$1,766.7	$1,685.9	$1,841.1	$2,312.7
Divided by average monthly inventory - current value	$694.7	$486.3	$430.1	$504.7	$673.1
Inventory turnover - current value basis	3.9	3.6	3.9	3.6	3.4

Management considers inventory turnover – current value basis and inventory – current value to be critical measures and tools in managing its investment in inventory. The Company accounts for its inventory using the LIFO method. The LIFO method has the benefit of more accurately matching revenue with current cost of material. Management believes that inventory turnover calculated using the cost of material divided by inventory at a current value basis is the more relevant tool to manage the Company’s investment in inventory.

Note 4, Long-term Debt, page 50

$175 million 3.50% Convertible Senior Notes, page 52

2.	Your disclosures indicate the convertible senior notes due 2024 have an “initial conversion price of approximately $21.37 per share…subject to customary anti-dilution adjustments.” Please describe how the conversion price is affected by the customary anti-dilution adjustments and identify the related agreements and sections within those agreements, which provide for these terms.

Response

In future filings, the Company will expand the disclosure in the notes to its financial statements and its MD&A to more fully describe the customary anti-dilution adjustments and to make clear that the anti-dilution adjustments are set forth in Article 15 of the Indenture dated as of November 10, 2004 by and among Ryerson Tull, Inc. and Ryerson Tull Procurement Corporation to The Bank of New York Trust Company, N.A., as Trustee, for the 3.50% Convertible Senior Notes due 2024, as requested.

The expanded disclosure would read as follows:

“The 2024 Notes are convertible into the Company’s common stock at an initial conversion price of approximately $21.37 per share (equal to an initial conversion rate of 46.7880 shares per $1,000 principal amount) upon the occurrence of certain events. Article 15 of the Indenture dated as of November 10, 2004 by and among Ryerson Tull, Inc. and Ryerson Tull Procurement Corporation to The Bank of New York Trust Company, N.A., as Trustee, for the 3.50% Convertible Senior Notes due 2024 (the “2024 Notes Indenture”) provides for the conversion terms. The 2024 Notes Indenture provides that the conversion price will be adjusted downward (resulting in more shares of common stock being issued) if the Company (1) issues shares of common stock as a dividend or distribution on outstanding shares of common stock or effects a share split of its common stock, (2) issues to its holders of common stock short-term rights or warrants to subscribe for or purchase shares of common stock at a price per share less than current market value (subject to readjustment to the extent that such rights or warrants are not exercised prior to their expiration), (3) distributes shares of capital stock, evidences of indebtedness or other assets or property to its common stockholders, (4) makes any cash dividend or distribution to common stockholders in excess of $0.05 per share during any fiscal quarter, or (5) makes a payment in respect of a tender offer or exchange offer for common stock at a price per share in excess of the then-current market price. Conversely, the conversion price will be adjusted upward to reflect any reverse stock split or share combination involving the common stock. Upon conversion, the Company will deliver cash equal to the lesser of the aggregate principal amount of the 2024 Notes being converted and the Company’s total conversion obligation (the market value of the common stock into which the 2024 Notes are convertible), and common stock in respect of the remainder.”

3.	Tell us what consideration you have given to SFAS 133, EITF 00-19 and other related accounting guidance and identify the conclusions you reached in accounting for the conversion feature of your convertible senior notes due 2024.

Response

The Company evaluated the potential accounting and reporting implications associated with the various provisions of its convertible senior notes due 2024. In conducting this evaluation, the Company considered the guidance in FAS 133, EITF 00-19, EITF 90-19, EITF 01-06, and DIG Issue B16 to determine whether any specific conversion features of the notes should be bifurcated from the host note instrument and accounted for as separate derivatives. The following conversion rights and other features were specifically considered in the evaluation:

Conversion Options Indexed to the Company’s Stock

The Notes are convertible upon the following circumstances in which the conversion is indexed to the Company’s stock:

a.	During any calendar quarter (and only during such calendar quarter) commencing after December 31, 2004 and before January 1, 2020, if the last reported sale price of the Company’s common stock is greater than or equal to 125% of the conversion price for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter;

b.	at any time on or after January 1, 2020, if the last reported sale price of the Company’s common stock on any date on or after December 31, 2019 is greater than or equal to 125% of the conversion price.

Upon conversion, the Company will deliver cash equal to the lesser of (a) the aggregate principal amount of Notes to be converted and (b) the total conversion obligation, as defined in the 2024 Notes Indenture, and will deliver common stock in respect of the remainder, if any, of the Company’s conversion obligation.

Bond Parity Clause

The Notes are convertible upon the following circumstances in which the conversion is indexed to both the Company’s stock and to the Notes’ price. This conversion right, known as a “bond parity clause” or “conversion upon satisfaction of trading price condition,” allows for conversion during the five business-day period after any five consecutive trading-day period in which the “trading price” of a Note, as defined, for each day of that period was less than 98% of the product of the applicable conversion rate, as defined, and the last reported sale price of our common stock for each day during such period.

Issuer Call Option and Investor Put Option

On or after November 5, 2009, the Company can redeem for cash some or all of the Notes at any time at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid interest and additional interest, if any.

Holders can force repurchase for cash all or a portion of their Notes on November 1, 2009, November 1, 2014, and November 1, 2019 at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid interest and additional interest, if any.

Fundamental Change Put Option

Holders can force repurchase for cash of all or a portion of their Notes upon the occurrence of a fundamental change (as defined in the 2024 Notes Indenture) at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid interest and additional interest, if any.

The Company evaluated each of these provisions separately. A summary of the evaluation and conclusions reached follows:

Conversion Options Indexed to the Company’s Stock

The Notes are convertible upon circumstances in which the conversion is indexed to the Company’s stock. Upon conversion, the Company will deliver cash equal to the lesser of (a) the aggregate principal amount of Notes to be converted and (b) the total conversion obligation, and will deliver common stock in respect of the remainder, if any, of the Company’s conversion obligation. As a result, the number of shares that will be used to settle the “conversion spread” is not a fixed number of shares. Because the number of shares that will be used to settle the conversion spread is not fixed, the Company concluded that the conversion feature is not considered to be a “conventional convertible” feature and, therefore, the conversion feature requires assessment under EITF No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock and EITF 90-19, Convertible Bonds with Issuer Option to Settle for Cash upon Conversion.

In applying EITF 90-19, the Task Force reached a consensus that for an instrument in which the issuer must satisfy the accreted value of the obligation (the amount accrued to the benefit of the holder exclusive of the conversion spread) in cash and may satisfy the conversion spread (the excess conversion value over the accreted value) in either cash or stock (defined as “Instrument C”), that Instrument C should be accounted for like convertible debt (that is, as a combined instrument) if the conversion spread meets the requirements of EITF 00-19, including the provisions contained in paragraphs 12–32 of EITF 00-19. These provisions evaluate whether an embedded derivative indexed to a company’s own stock would be classified in stockholder’s equity if it were a freestanding derivative. If classified in equity, the embedded derivative would not be considered a derivative under FAS 133 and would not require bifurcation and accounting recognition as a separate derivative. If the conversion spread feature does not meet the provisions specified in paragraphs 12-32, it is within the scope of Statement 133 and should be accounted for in accordance with the provisions of that Statement (that is, bifurcated and accounted for as a derivative instrument).

The Company concluded that the characteristics of the convertible debt instrument meet the criteria for consideration as an “Instrument C” and thus the conversion option required evaluation under EITF 00-19 to determine the appropriate classification. The Company analyzed the conversion spread against the various tests reflected in EITF 00-19, paragraphs 12-32, to evaluate whether the spread would be classified as stockholders’ equity if freestanding and thus not considered a derivative for purposes of SFAS 133. Based on this evaluation of paragraphs 12-32 of EITF 00-19, the Company determined that the embedded derivatives (conversion options) indexed to the Company’s own stock satisfied all the EITF 00-19 tests and would be classified in stockholders’ equity, if freestanding. As a result, the embedded derivatives are not considered derivatives for purposes of SFAS 133 and do not need to be separately recorded. Thus, the Company did not give separate accounting recognition to the conversion features indexed to the Company’s stock.

Bond Parity Clause

The Company determined that the bond parity clause is considered an embedded derivative, as it is dual-indexed – indexed to both the common share price and the Notes’ price. This conclusion was based in part upon the guidance in EITF 01-6, “The Meaning of ‘Indexed to a Company’s Own Stock’”. Since the clause is based on an observable index, it is not considered indexed to the Company’s stock within the meaning of EITF 00-19. Accordingly, the bond parity clause was deemed not to be clearly and closely related to the debt and did not qualify as an exception from SFAS 133 (paragraph 11a). The Company concluded that the bond parity clause should be separately bifurcated and marked-to-market on a quarterly basis, if material to the Company’s financial statements.

To evaluate the significance of the bond parity clause to determine if material for separate accounting recognition, the Company obtained a fair value assessment from JP Morgan. The assessment indicated that the conversion upon satisfaction of trading price condition feature is not an input into the quantitative valuation model used by JP Morgan Securities Inc. for convertible securities valuation. Thus, JP Morgan concluded, and the Company agreed, that the valuation of the convertible security would not change as a result of the presence or absence of the “conversion upon satisfaction of trading price condition” feature and, as a result, the separate valuation of the conversion upon satisfaction of trading price condition feature was considered to be de minimis. Management therefore concluded that while the bond parity clause should be bifurcated and separately reported, the fair value was and continues to be immaterial to the consolidated financial statements.

Issuer Call and Investor Put Option

The Company considered the guidance in FAS 133 paragraphs 12 and 13, as amended, in evaluating the treatment of the put and call options. The Company noted that call options (or put options) that can accelerate the repayment of principal on a debt instrument are considered to be clearly and closely related to a debt instrument that requires principal repayments unless both (1) the debt involves a substantial premium or discount and (2) the put or call option is only contingently exercisable. Thus, if a substantial premium or discount is not involved, embedded calls and puts (including contingent call or put options that are not exercisable unless an event of default occurs) would not be separated from the host contract.

With respect to both the put and the call options, the Company noted that the redemption amount will be equal to 100% of the accreted principal amount of the Notes plus any accrued and unpaid interest and does not involve a redemption discount or premium. Therefore, both options are considered to be clearly and closely related to the underlying debt instrument and do not require bifurcation and mark-to-market accounting.

Fundamental Change Put Option

If the Company undergoes a fundamental change (as defined in the 2024 Notes Indenture) prior to maturity, the holder can require the Company to repurchase some or all of its notes for cash at a repurchase price equal to 100% of the principal amount of the Notes being repurchased, plus accrued and unpaid interest and additional interest, if any.

In assessing the fundamental change, the Company considered the guidance in DIG Issue B16: Embedded Derivatives, Calls and Puts in Debt Instruments. In following the four-step process for evaluating whether the put could be considered clearly and closely related to the underlying debt instrument, and in analogizing to example #7 of the DIG, the Company concluded that the fundamental change put option is clearly and closely related to the debt host contract, i.e., the Notes, because the payoff is not indexed to an underlying other than interest rates or credit risk and there is no substantial premium or discount. Therefore the fundamental change put option is not required to be accounted for separately.

Note 18, Condensed Consolidating Financial Statements, page 70

4.	Rule 3-10 of Regulation S-X allows for the presentation of financial statements of guarantors of securities on a condensed consolidating basis if certain criteria are met. Please expand your disclosure to state, if true, that convertible notes due 2024 and the senior notes due 2011 are fully and unconditionally guaranteed by Ryerson Tull Procurement Corporation.

Response

In future filings, we will include in our disclosure the terms “fully and unconditionally guaranteed by Ryerson Tull Procurement Corporation” with regard to the $175 million 3.50% Convertible Senior Notes due 2024 and the $150 million 8 1/4% Senior Notes due 2011.

If you have any questions regarding the foregoing or if you require any additional information, please feel free to contact me at (773) 788-3360 or by facsimile at (773) 788-4214.

Sincerely,

Lily L. May
Vice President, Controller and
Chief Accounting Officer

cc:	Shannon Buskirk

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